OLD MUTUAL EMERGING MANAGERS FUND, L.L.C.
                           c/o Larch Lane Advisors LLC
                          800 Westchester Avenue, S-618
                            Rye Brook, New York 10573

                                  July 28, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505
Attention:  John Grzeskiewicz

                Re: Old Mutual Emerging Managers Fund, L.L.C. (the "Registrant")
                    REGISTRATION FILE NO. 333-159687

Dear Mr. Grzeskiewicz:

                  Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date for the above-referenced Registration Statement on Form N-2 be accelerated so that it will be declared effective on July 29, 2009 or as soon as practicable thereafter.

                  Please notify George M. Silfen, Esq., of Schulte Roth & Zabel LLP, counsel to the undersigned, at (212) 756-2131 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

                                       OLD MUTUAL EMERGING MANAGERS FUND, L.L.C.


                                       By: /s/ Ross Weissman
                                           ----------------------------
                                           Name:  Ross Weissman
                                           Title: CFO

                                       OLD MUTUAL INVESTMENT PARTNERS

                                       By: /s/ James Lummanick
                                           ----------------------------
                                           Name:  James Lummanick
                                           Title: Senior Vice President